U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

      PELTZ                          NELSON
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   (Last)                            (First)              (Middle)

      C/O TRIARC COMPANIES, INC.
      280 PARK AVENUE
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                                    (Street)

      NEW YORK                       NY                     10017
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

      JANUARY 28, 2003
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

      ENCORE CAPITAL GROUP, INC. (ECPG)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

   COMMON STOCK                           602,318  (1)               (I)(6)               (1)
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   COMMON STOCK                           625,609  (2)               (I)(6)               (2)
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

   Common Stock Warrants Immed.     1/12/05         Common Stock           101,275(3)    $0.01          (I)(6)         (3)
   (right to buy)
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   Series A Senior       Immed.                     Common Stock           1,871,150(4)  $0.50(5)       (I)(6)         (4)
   Cumulative
   Participating
   Convertible Preferred
   Stock
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   Series A Senior       Immed.                     Common Stock           1,745,660(2)  $0.50(5)       (I)(6)         (2)
   Cumulative
   Participating
   Convertible Preferred
   Stock
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
Explanation of Responses:

(1) All such shares are held in the Nelson Peltz Children's Trust, an entity in which Mr. Peltz is a trustee.
(2) All such shares are directly owned by Madison West Associates Corp. ("Madison West"), a wholly owned subsidiary of Triarc Companies, Inc. ("Triarc"). Mr. Peltz is an officer, director, and significant stockholder of Triarc.
(3) All such warrants are held by Triarc.
(4) All such shares of Series A Senior Cumulative Participating Convertible Preferred Stock are held by the Peltz Family Limited Partnership of which Mr.Peltz is a general partner.
(5) Series A Senior Cumulative Participating Convertible Preferred Stock is convertible at the option of the holder at any time into shares of Encore's Common Stock at a conversion price of $0.50 per share of Common Stock.
(6) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or any other purpose.





    /s/  Nelson Peltz,  by Robin R. Pruitt,                February 7, 2003
                        attorney in fact
---------------------------------------------            -----------------------
      **Signature of Reporting Person                            Date





** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print of Type Responses)

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